PAUL M. KAVANAUGH
Direct Dial No. (248) 205-2711
E-Mail:  pkavanaugh@stroblpc.com

JOHN SHARP
Direct Dial No. (248) 205-2747
E-Mail:  jsharp@stroblpc.com


March 20, 2008

Securities and Exchange Commission
Mail Stop 3561
Washington DC 20549

Attn:	John Reynolds, Assistant Director
	Office of Emerging Growth Companies
	Division of Corporation Finance

Re:     Asia Automotive Acquisition Corporation
        SEC File No. 33-127755

Ladies and Gentlemen:

     On behalf of Asia Automotive Acquisition Corporation (the "Company"), we are providing to the SEC Staff this cover letter, which addresses each comment in the SEC Staff letter dated
March 18, 2008. For ease of reference, we set out each SEC Staff comment below, and then follow each comment with the Company's response.

=================================================================
               Letter to Stockholders, page 6

1. Please revise your disclosures throughout the registration statement, including your disclosures on pages 7 and 21, to clarify that the earnings performance target for Hunan Tongxin was achieved, and accordingly, the additional 2,000,000 shares will be issued to the management of Hunan Tongxin.

Response
1. The Company has revised its disclosures on pages 7 and 21 to state that Hunan Tongxin has achieved its earning performance target of $9.5 million and that the additional 2,000,000 shares will be issued to the management of Hunan Tongxin.


=================================================================
           Selected Historical Financial Data, page 30

2. Please reconcile each of the amounts presented for AAAC to the financial statements.

Response
2. The Company has reconciled each of the amounts presented for AAAC to the financial statements.


=================================================================
           Comparative per Share Information, page 34

3. Please tell us how you calculated the book value per share for AAAC on page 36, assuming both maximum and minimum approval. Provide all supporting calculations and revise your disclosures as appropriate.

Response
3. The Company has revised its disclosures on page 36 for book value per share for AAAC, assuming maximum and minimum approval. The supporting calculations are as follows:

    Book value per share calculation - December 31, 2007 - Basic

    Under maximum approval:
      Book value as of December 31, 2007        23,862,000
      Basic shares outstanding                   6,380,250
                                               ------------
                                               $     3.740
                                               ============
    Under minimum approval:
      Book value as of December 31, 2007 (1)    15,974,000
      Basic shares outstanding (2)               5,374,504
                                               ------------
                                               $     2.972
                                               ============

    (1) Book value is decreased by the redemption of 1,005,746 shares (or approximately $7,888,000)
    (2) Basic shares are calculated by taking total basic shares before the redemption (6,380,250) less the redemption of 1,005,746 shares.


==================================================================
     Management's Discussion and Analyis of Financial Condition and Results of Operations Results of Operations, Page 90
     Comparison of Fiscal Years Ended December 31, 2006 and
     2005, page 92
     Cost of Goods Sold, Page 92

4. We note your response to comment 10 of our letter dated February 12, 2008. However, it appears that the current MD&A disclosures with respect to cost of goods sold for the noted periods are still inconsistent with the financial statements. Please revise.

Response
4. The Company has revised the current MD&A disclosures with respect to cost of goods sold for the noted periods to be consistent with the financial statements.


==================================================================
    Comparison of Fiscal Years Ended December 31, 2005 and 2004,
    Page 94
    Gross Margin, Page 95

5.  We note your response to comment 1o of our letter dated
    February 12, 2008. However, it appears that the current MD&A disclosures with respect to gross margin for the noted periods are still inconsistent with the financial statements. Please revise.

Response
5. The Company has revised the current MD&A disclosures with respect to gross margin for the noted periods to be consistent with the financial statements.

==================================================================
    Unaudited Pro Forma Combined Financial Statements, Page 109
    Unaudited Pro Forma Condensed Combined Balance Sheet
    (Minimum Approval Assumption)

6. It appears that there are a number of errors in your December 31, 2007 pro forma balance sheet assuming minimum approval. For example, the sum of total liabilities and total equity is not equal to total assets. Please review this pro forma financial statement and the related pro forma adjustments and revise accordingly.

Response
6. The Company has corrected the computational errors in the pro forma balance sheet assuming minimum approval for the period ending December 31, 2007.


7. We note that AAAC has no substantive operations prior to the consummation of the proposed merger, and that you have determined that AAAC will be the accounting acquirer. As a result, Hunan Tongxin will be considered the predecessor of AAAC. Accordingly, the audited financial statements of Hunan Tongxin, including those for the interim period through the date of the consummation of the merger, will be required to be included in the combined company's Exchange Act reports, until such time as the post-merger financial statements include the results of operations for Hunan Tongxin for all periods that are required to be presented. Please confirm that you will include the required pre-merger financial statements for Hunan Tongxin in your Exchange Act reports following the consummation of the proposed merger.

Response
7. The Company confirms that it will include pre-merger financial statements for Hunan Tongxin in its Exchange Act reports following the consummation of the proposed merger.


====================================================================
     Asia Auto Acquisition Corporation Financial Statements
                Report of Independent Auditors

8. Please advise your independent accountant to revise the third paragraph of their audit report to refer to the results of operations and cash flows for the periods referred to in the first paragraph of their audit report (i.e. the years ended December 31, 2007 and 2006, and for the period from June 20, 2005 (dated of inception through December 31, 2007). Refer to
    Section 508 of the Codification of Auditing Standards.

Response
8. The Company's independent accountant has revised the third paragraph of its audit report to be consistent with the periods stated in the first paragraph.


===================================================================
    Hunan Tongxin Enterprise Co., Ltd. Financial Statements

9.  Please update the financial statements as required by Item 8.
    A.4. of Form 20-F.

Response
9. Pursuant to item 8.A.4 of Form 20-F the Company is not required to file audited financial statements for 2007 for Hunan Tongxin because the 2006 statements are within 15 months of the current date. The Company acknowledges that audited financial statements for the year 2007 for Hunan Tongxin will be required if the S-4 registration statement is not declared effective by April 1, 2008.


===================================================================
               Report of Independent Auditors

10. We note your response to comment six of our letter dated February 12, 2008, but we were unable to find the updated audit report in our review of your amended filing. Please advise your independent accountant to re-date or dual-date their report, as necessary, to comply with Section 61 of the Codification of Auditing Standards.

Response
10. The Company's accountant has dual dated the Report of Independent Auditor to March 19, 2008.

===================================================================
           Consolidated Statements of Cash Flows

11. It appears that cash and cash equivalents at September 30, 2007 per your statement of cash flows does not agree to the cash and cash equivalents at September 30, 2007 per your balance sheet. Please revise.

Response
11. The Company has reconciled the cash and cash equivalents in the cash flow statement at September 30, 2007 to agree with the cash and cash equivalents on the balance sheet at September 30, 2007.


===================================================================
           Exhibit 23.1 - Consent of Rothstein & Kass

12. We note that the periods referred to in the consent are inconsistent with those opined upon in the audit report. Please advise your independent accountant to revise their consent as appropriate and to provide a currently dated consent with any amendment.

Response
12. The Company has revised the periods referred to in the consent and has provided a currently dated consent as of March 19, 2008.


===================================================================
              Exhibit 23.2 - Consent of Lehman Brown

13. The consent included with your most recent filing is not currently dated. Please advise your independent accountant that all amendments must be accompanied by a currently dated consent.

Response
13. LehmanBrown has provided its consent dated March 19, 2008.


===================================================================
                             Exhibits

14. We reissue comment 11 from our letter dated February 12, 2008. Please file a signed legality opinion. In addition, the warrants are contractual obligations and therefore counsel must opine that the warrants are a legal binding obligation of the company under the state or jurisdiction contract law governing the warrant agreement. Please revise accordingly.

Response
14. Counsel for the Company has electronically signed the legality opinion and has included in paragraph 4.5an opinion that the warrants are contractual obligations binding on the Company in accordance with their terms, and has included Annexes 1 and 2.


    In addition to responding to the Staff's comment letter, we would like to bring to your attention that the Registration Statement has been further amended to reflect that we may purchase up to 2,000,000 shares of common stock from no more than 10 of our public shareholders in privately negotiated transactions. The purchase price per share would be equal to the per share amount held in trust for payment to the holders of our common stock who vote against the Equity Acquisition Proposal and request conversion of their shares. The funds for the repurchase will come from a loan from Hunan Tongxin. We refer the Staff to Sections entitled "Share Repurchase"on pages 24,and 51, which outline the terms of such repurchase.



We will follow-up by phone to address any questions or issues you may have with regard to our responses.


Sincerely,


/s/ Paul M. Kavanaugh
    Paul M. Kavanaugh

cc: Damon Cobert
    Pamela Howell
    Ethan Horowitz
    Bill Herren
    Rudy Wilson